Exhibit 99.1

TD Bank Group Comments on Expected Impact of TD Ameritrade Holding Corp.'s First Quarter Earnings

TORONTO, January 21, 2020 /CNW/ - TD Bank Group (the "Bank") announced today that it expects TD Ameritrade's first quarter earnings to translate into approximately CDN $205 million reported equity in net income of an investment in TD Ameritrade for fiscal 2020 first quarter, which will be reported under International Financial Reporting Standards.

TD Bank Group will release its first quarter financial results and host an earnings conference call on February 27, 2020. Conference call and audio webcast details will be announced closer to that date.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the fifth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 13 million active online and mobile customers. TD had CDN$1.4 trillion in assets on October 31, 2019. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Julie Bellissimo, Media Relations, julie.bellissimo@td.com, 416-965-6050; Gillian Manning, Investor Relations, 416-308-9030